Exhibit 99.283

RECEIPT

Nextech AR Solutions Corp.

This is the receipt of the British Columbia Securities Commission for the Preliminary Short Form Prospectus of the above Issuer dated February 24, 2021 (the preliminary prospectus).

This receipt also evidences that the Ontario Securities Commission has issued a receipt for the preliminary prospectus.

The preliminary prospectus has been filed under Multilateral Instrument 11-102 Passport System in Alberta, Saskatchewan, Manitoba, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador. A receipt for the preliminary prospectus is deemed to be issued by the regulator in each of those jurisdictions, if the conditions of the Instrument have been satisfied.

February 24, 2021

Allan Lim

Allan Lim, CPA, CA

Manager, Corporate Finance

SEDAR Project Number 3175199

Tel: 604 899-6500 Fax: 604 899-6506 Toll Free: 1 800-373-6393 www.bcsc.bc.ca

P.O. Box 10142, Pacific Centre, 701 West Georgia Street Vancouver, BC, Canada V7Y 1L2